SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Directorate Change

9 October 2013

AVIVA APPOINTS PATRICIA CROSS AS NON-EXECUTIVE DIRECTOR

Aviva plc ("Aviva") has appointed Patricia Cross as an independent non-executive director of the Board with effect from 1 December 2013. She will also join the Board Audit, Remuneration and Nomination Committees.

Patricia has over thirty years' experience as both an executive and non-executive director across a wide range of financial services and other regulated industries in the US, Europe and Australia. She has served as a non-executive director of ASX-50 Australian companies for seventeen years, and is currently a non-executive director of Macquarie Group Limited and Macquarie Bank Limited where she is chairman of the Risk Committee and a member of the Audit Committee. She is also a non-executive director at Qantas Airways Limited where she is chairman of the Remuneration Committee and is a member of the Audit and Nomination Committees.

Until recently, Patricia was a non-executive director of National Australia Bank Limited (owner of Clydesdale Bank plc in the UK), where she chaired the Remuneration Committee, was a nominated FCA Approved Person, served as a Director of the wealth management subsidiary JB Were Pty Ltd, and was a member of the Risk and Nomination Committees.She has previously been a non-executive director of Wesfarmers Limited, Suncorp-Metway Limited and AMP Limited, all listed companies in Australia, and also served as Chairman of Qantas Superannuation Limited (the Qantas pension fund) and Deputy Chairman of the monoline third party insurer TAC in Victoria. Prior to becoming a non-executive director, Patricia worked for sixteen years in senior executive positions at National Australia Bank Limited, Chase Manhattan Bank, Chase Investment Bank and Banque Nationale de Paris.

John McFarlane, chairman of Aviva, said:
"I am delighted to welcome Patricia to the Board of Aviva. Patricia brings a wealth of financial services, risk and corporate governance experience to Aviva. Patricia's appointment is part of our ongoing programme to refresh the Board. I look forward to working with Patricia over the coming years."

Enquiries:
Investor contacts:

Colin Simpson                    +44 (0)20 7662 8115
David Elliot                         +44 (0)20 7662 8048

Media contacts:

Nigel Prideaux                   +44 (0)20 7662 0215
Andrew Reid                      +44 (0)20 7662 3131

Notes to editors:

•
In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Patricia Cross.

•	At the date of this announcement, Patricia Cross has no beneficial interests in ordinary shares of Aviva.
•	Patricia Cross is currently a non-executive director of Qantas Airways Limited and of Macquarie Group Limited and Macquarie Bank Limited.
•	Patricia Cross' appointment has been approved by the Financial Conduct Authority and Prudential Regulation Authority.
•	Aviva provides 34 million customers with insurance, savings and investment products.
•	We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.
•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.
•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work
•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive
•	For broadcast-standard video, please visit http://www.aviva.com/media/video/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 October, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary